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SEC 08032525 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 294-71

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Network 1 Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bridge Avenue, Building 2, Penthouse
(No. and Street)

Red Bank (City) — New Jersey (State) — 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Hunt, Jr. — (732) 758-9001 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner, Morey & Nee, LLC
(Name – *if individual, state last, first, middle name*)

1301 Route 28 (Address) — Somerville (City) — New Jersey (State) — 08876 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William R. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Network 1 Financial Securities,,Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

524540004	340115988	714843258	337906459	524524959	340062114
709039123	340064048	524510378	340066835	709005648	340104394
524052771	340097497	708060496	340106789	278532341	340069253
708990768	340112869	524067348	524506684	524517144	678617463

INGER E. HINRICHSEN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/18/2012

Signature

CFO

Title

Sworn to and subscribed before me this 28th day of Aug, 20 08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NETWORK 1 FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2008

TABLE OF CONTENTS

Wagner, Morey & Nee, LLC
Certified Public Accountants and Consultants

Board of Directors and Stockholders
Network 1 Financial Securities, Inc.:

We have audited the accompanying statement of financial condition of Network 1 Financial Securities, Inc. (the Company) as of June 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Network 1 Financial Securities, Inc. at June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Wagner, Morey & Nee LLC

Wagner, Morey & Nee, LLC
Somerville, NJ 08876
August 26, 2008

1301 Route 28, Somerville, NJ 08876 • Phone: 908-722-8888 Fax: 908-707-8130 • wmncpa.com

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS	
Cash and cash equivalents	$ 37,680
Clearing deposits	753,914
Securities owned:	
Marketable, at market value	35,128
Due from related parties	236,092
Property and equipment, at cost, less accumulated depreciation	24,851
Deferred tax asset	335,107
Other assets	93,781
TOTAL ASSETS	$ 1,516,553
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Notes payable	$ 160,448
Lease payable	19,485
Accounts payable	113,575
Payable to registered representatives	57,520
Securities sold - not yet purchased, at market value	5,892
Accrued expenses and other liabilities	52,577
Taxes payable	2,080
TOTAL LIABILITIES	411,577
STOCKHOLDERS' EQUITY	
Preferred stock - $1.00 par value, 8% coupon, 1,000,000 shares authorized; 215,000 shares issued and outstanding	215,000
Common stock, Class A - $ .01 par value 10,000,000 shares authorized; 1,591,430 shares issued; 1,088,930 shares outstanding	15,914
Common stock, Class B - $ .01 par value 500,000 non-voting share authorized: 150,878 share issued; 140,528 shares outstanding	1,509
Additional paid in capital	553,637
Retained earnings	324,045
Treasury stock at cost; Class A 502,500 shares and Class B 10,350 shares	(5,129)
	1,104,976
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,516,553

The accompanying notes are an integral part of this statement

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2008

REVENUES		
Commissions		$ 1,682,128
Fees		396,593
Trading		285,546
Interest		91,701
		2,455,968
EXPENSES		
Commissions		1,102,711
Compensation and employee benefits		795,176
Clearing costs		240,779
Insurance		15,662
Conferences and seminars		15,212
Communications and data processing		201,052
Dues, licenses and publications		56,418
Office expenses		52,645
Professional fees		53,548
Rent and occupancy		183,959
Advertising		1,052
Depreciation		6,448
Bad debt expense		45,625
Interest expense		67,927
Other expenses		1,033
		2,839,247
LOSS FROM OPERATIONS		(383,279)
PROVISION FOR INCOME TAX	**- Current**	724
	- Deferred	104,793
		105,517
NET LOSS		$ (488,796)

The accompanying notes are an integral part of this statement

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Network 1 Financial Securities, Inc. was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. It is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a settlement date basis, which is not materially different than trade date basis.

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

INCOME TAXES

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No 109, "accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of securities at market values, as follows:

	OWNED	SOLD, NOT YET PURCHASED
Corporate Stocks	$ 35,128	$ 5,892

NOTE 3: CLEARING DEPOSITS

Represents amount on deposit with Southwest Securities, the Company's clearing broker as follows:

Marketable Securities	$ 371,469
Cash	382,445
	$ 753,914

The marketable securities are comprised of corporate stocks.

NOTE 4: EQUIPMENT

Depreciation of office equipment is calculated by the straight line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Office equipment	5-7

Office equipment at June 30, 2008

Cost	$ 146,613
Accumulated depreciation	(121,762)
	$ 24,851

NOTE 5: LEASING ARRANGEMENTS

The Company leases office equipment under a capital lease. The assets and liabilities under capital leases are recorded at the lower of present value of the minimum lease payments or the fair value of the asset. The assets are amortized over their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense.

Capital lease payable in monthly installments of $ 532 including interest through August 2012 secured by office equipment with a cost of $ 22,570 and accumulated amortization of $ 2,956.

Future obligations under the Company's capital leases as of June 30, 2008, are:

Year Ending June 30 Amount	
2009	$ 3,750
2010	4,345
2011	5,033
2012	5,831
2013	526
	$ 19,485

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 6: NOTES PAYABLE

Notes Payable consists of the following:

Line of credit with Sovereign Bank payable monthly, interest only, at a rate of 6%.	$ 93,000
Note payable to FINRA in monthly installments of $ 900 per month including interest through August 2009.	11,195
Note payable to FINRA in monthly installments of $ 2,500 per month including interest through August 2010.	56,253
	$160,448

The following is a summary of principal maturities during the next five years:

Year Ending June 30 Amount	
2009	$34,979
2010	29,031
2011	3,438
	$67,448

NOTE 7: CASH FLOW INFORMATION

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes for the year ended June 30, 2008 was as follows:

Interest (net of capitalized)	$67,927
Income taxes	$ 1,356

Non-cash investing and financing activities for the fiscal year ended June 30, 2008 consisted of the purchase of equipment through capital leases of $ 22,570.

NOTE 8: INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

The Company has loss carryforwards totaling $ 1,128,833 for federal taxes and $ 1,977,046 for New Jersey purposes. These losses may be offset against future federal and New Jersey income taxes. If not used the losses will expire as follows:

Year Ended	Federal	New Jersey
6/30/2009	$ -	$ 599,907
6/30/2010	-	320,072
6/30/2012	-	533,451
6/30/2013	-	137,763
6/30/2015	-	385,853
6/30/2023	61,189	-
6/30/2025	542,131	-
6/30/2026	139,660	-
6/30/2028	385,853	-
Gross Deferred Assets	1,128,833	1,977,046
Allowance	0	(1,389,283)
Loss Carryforward Utilization	1,128,833	587,763
Effective tax rate	.25	.09
Deferred Tax Asset	$ 282,208	$ 152,899

Valuation allowance – June 30, 2007	$
Valuation allowance – June 30, 2008	$ 125,035

NOTE 9: BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401k profit sharing plan that covers substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition each participant may elect to contribute to the Plan by way of a salary deduction. An employee becomes fully vested in the Company's contribution after 6 years. A participant is fully vested in their own contributions. For the year ended June 30, 2008 the Company made no discretionary contributions to the Plan.

NOTE 10: CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At June 30, 2008 cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

NOTE 11: RELATED PARTY TRANSACTIONS

The Company leases office space and equipment from a related company on a month-to-month arrangement. Total lease payments, including data communications charges, to the related company for the fiscal year ended June 30, 2008 were $ 170,633. The underlying lease is cancelable with four months notice. Management of the Company states that the leases are based on the going rate for comparable space. The Company also pays consulting fees and expenses to a related company, which amounted to $ 10,369 for the fiscal year ended June 30, 2008.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At June 30, 2008 the Company had net capital of $ 178,923 which was $ 78,923 in excess of its required net capital of $ 100,000. The Company's ratio of aggregate indebtedness to net capital was 2.3 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

END